82-34810 PALFINGER

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549




05009918


SEC MAIL PROCESSING
RECEIVED
JUL 2 2005
WASH, D.C. 198 SECTION

SUPPL

11July 2005

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our company report 2004, report on the First Quarter 2005 and the adhoc announcements of 11 May and 14 June 2005.

The exact information of registration can be taken from the attached copy printed from your homepage.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

i. A.

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com



PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

dlo 7/25

PROCESSED
JUL 25 2005
THOMSON
FINANCIAL


PALFINGER



AD HOC RELEASE

PALFINGER AG posts record revenue and earnings in the 1st quarter of 2005
Revenue increase of 40.9 percent – earnings increase of 183.9 percent

Bergheim/Salzburg, 11 May 2005

In the first quarter of 2005, Palfinger posted record revenue and earnings, marking the best quarter in the corporate history of the Palfinger Group. This outstanding development was the result of favorable market conditions and the Global Palfinger Structure as well as structural improvement projects with long-term effects at Palfinger. Area Europe and the Cranes product group, which is marked by a tendency towards higher performance groups and high-grade fittings, contributed most of the growth.

In the first quarter revenue increased by 40.9 percent from EUR 86.4m to EUR 121.7m. Compared to the same period of the year before, profit from operations (EBIT) almost tripled and stood at EUR 17.2m after EUR 6.1m. EBIT has thus already reached the level of the first half of 2004. The EBIT margin doubled to 14.1 percent, compared to 7.0 percent recorded in the first quarter of 2004.

Profit before tax increased to EUR 17.1m from EUR 5.5m in the previous-year period, and consolidated net profit reached the record level of EUR 12.9m after EUR 3.5m in the same period in 2004.

The gearing ratio reached a new record low of 16.5 percent, the equity ratio at 49.3 percent remains at a high level.

Based on the outstanding results of the first quarter and high order backlog, Management anticipates further increases in revenue and earnings in the second quarter. From today's point of view, Management expects double-digit growth rates in revenue and earnings for the 2005 financial year depending on the development of the materials sector, capacity expansions, and potential development of hydraulic systems.

For further information:

Hannes Roither, PALFINGER AG
Company Spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 662 46 84-2275
a.graf@palfinger.com

www.palfinger.com



PRESS INFORMATION

PALFINGER acquires the UK market leader in commercial and passenger tail lifts

- 100 percent acquisition of Ratcliff Tail Lifts Ltd.
- PALFINGER becomes market leader in the largest European market for commercial and passenger tail lifts

Bergheim/Salzburg, June 14th 2005

Subject to the regulatory approval by the Austrian antitrust authority, PALFINGER AG, listed on the Vienna stock exchange is going to fully acquire the UK based Ratcliff Tail Lifts Ltd, a subsidiary of the Ratcliff Group Ltd. The company, which has a third of the UK market, has 40 years of experience in the design and production of lifts for the commercial and passenger markets.

The company employs over 200 staff and generates annual sales of about EUR 30 million (approaching GBP 20 million). Its customer base is predominantly made up of major fleets such as retailers, logistics, distribution and service operations, rental companies and community transport operators. „We are now the number one in Europe's biggest market for tail lifts", says PALFINGER CEO Wolfgang Anzengruber.

With the acquisition of Ratcliff Tail Lifts Ltd. PALFINGER assumes the market leadership position in the UK market and also broadens its range with Ratcliff's innovative and proven products. In addition, the move will strengthen and support the pace of entry of PALFINGER's tail lift range in the UK. PALFINGER and Ratcliff have been co-operating in this area already for some time.

The two companies will be integrated as soon as possible, whilst existing production, sales and service arrangements will remain unchanged. Ratcliff Tail Lifts Ltd. will become a 100 percent subsidiary of PALFINGER AG. Ratcliff will continue to exist as a trade and company name. The existing management team of Ratcliff Tail Lifts Ltd. will continue to run the business under the new ownership. The business will retain a level of autonomy and independence, enabling the local management to take all necessary steps to further increase profitability. „We expect additional synergies especially in the purchasing area, which will gradually have a positive effect on operational and financial results", explains PALFINGER CMO Herbert Ortner.

The UK is Europe's biggest market for tail lifts with a volume of about EUR 60 million (GBP 37.5 million). The three major markets for tail lifts are the USA, United Kingdom and Continental Europe. These markets are characterised by wide differences in product preference, operator practice, design opinion and build quality.

Since 2003/2004, the United Kingdom has been the biggest European market. Steady growth in sales has been sustained while the market has remained buoyant. Importantly, the market in the UK has always expressed an emphasis and preference for service quality and premium branding. Future operating regulations and safety legislation are also expected to increase demand in the replacement market and encourage investment in higher specification equipment.

„With Ratcliff Tail Lifts Ltd. we have acquired a solid and profitable base in the tail lifts business with a relatively low operational risk", concludes Anzengruber.

The existing marketing, distribution and servicing arrangements for cranes, hook-loaders, access platforms and forklifts are not affected by this acquisition.

For further information:

Hannes Roither, PALFINGER AG
Company Spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com

Text and related picture material are available for downloading from the Press Corner on our website at www.palfinger.com. The PALFINGER EXTRANET also provides a comprehensive picture and press release database. You can register for this free service at http://extranet.palfinger.com

```
-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
 MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
 TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
 WXRVgk1cXVXRyW8Yf/I3W8I9KBXNICFg7qozy8NAqGIUEtOCEQ7M62oQvyaL5yYY
 wV1N/nXFmU5LKsWY49vT+A==

<SEC-DOCUMENT>9999999997-04-045772.txt : 20041208
<SEC-HEADER>9999999997-04-045772.hdr.sgml : 20041208
<ACCEPTANCE-DATETIME>20041208103440
<PAPER>
ACCESSION NUMBER:             9999999997-04-045772
CONFORMED SUBMISSION TYPE:    ARS
PUBLIC DOCUMENT COUNT:        1
CONFORMED PERIOD OF REPORT:   20031231
FILED AS OF DATE:             20041123
DATE AS OF CHANGE:            20041208
EFFECTIVENESS DATE:           20041123

FILER:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                 PALFINGER AG
                CENTRAL INDEX KEY:                      0001310883

        FILING VALUES:
                FORM TYPE:              ARS
                SEC ACT:                1934 Act
                SEC FILE NUMBER:        082-34843
                FILM NUMBER:            04046508

        BUSINESS ADDRESS:
                STREET 1:               FRANZ-WOLFRAM-SCHERER-STRABE24-28
                CITY:                   A-5101 BERGHEIM/SALZBURG
                STATE:                  C4
                ZIP:                    00000

        MAIL ADDRESS:
                STREET 1:               FRANZ-WOLFRAM-SCHERER-STRABE24-28
                CITY:                   A-5101 BERGHEIM/SALZBURG
                STATE:                  C4
                ZIP:                    00000
</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-04-045772.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 04046508 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----
```


Report on the First Quarter of 2005

PALFINGER

Financial highlights of PALFINGER AG as of 31 March 2005 (in accordance with IFRS)

EUR '000	**Q1 2005**	Q1 2004	Q1 2003	Q1 2002	Q1 2001
Income statement					
Revenue	**121,736**	86,391	79,966	78,446	86,815
EBITDA	**19,706**	8,857	10,049	9,906	14,494
EBITDA margin	**16.2%**	10.3%	12.6%	12.6%	16.7%
Profit from operations (EBIT)	**17,191**	6,056	7,201	7,077	11,808
EBIT margin	**14.1%**	7.0%	9.0%	9.0%	13.6%
Profit before tax	**17,118**	5,531	6,511	6,355	10,682
Consolidated net profit for the period	**12,920**	3,546	4,188	3,983	7,006
Balance sheet					
Total assets	**336,345**	290,825	275,376	298,423	291,001
Non-current assets	**128,049**	117,982	118,085	134,639	106,699
Liabilities	**170,671**	153,694	148,743	174,100	202,849
Capital and reserves[1]	**165,674**	137,131	126,633	124,323	88,152
Equity ratio[1]	**49.3%**	47.2%	46.0%	41.7%	30.3%
Net debt owed	**27,311**	38,039	48,677	68,831	58,898
Gearing[1]	**16.5%**	27.7%	38.4%	55.4%	66.8%
Cash flow and investment					
Cash flows from operating activities	**4,436**	(2,328)	5,791	8,234	2,858
Free cash flow	**1,872**	(4,790)	4,122	3,780	(2,203)
Investment in property, plant, and equipment	**3,346**	1,941	2,649	4,108	5,147
Depreciation and amortization	**2,515**	2,801	2,848	2,829	2,686
Payroll					
Average payroll for the period[2]	**2,858**	2,412	2,269	2,279	1,790
Value[3]					
Net working capital	**68,305**	60,073	63,068	64,837	45,673
Capital employed (at balance sheet date)	**193,878**	175,909	175,391	193,154	147,158

1 Minority interests are included in Capital and reserves. Previous years' figures have been adjusted accordingly.
2 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.
3 From 1 January 2005 the definition of this performance indicator was changed in line with internal reporting. Previous years' figures have been adjusted accordingly.


SEC MAIL
RECEIVED
PROCESSING
JUL 2 2005
WASH. D.C.
SECTION

Balance sheet as of 31 March 2005

EUR '000	31 March 2005	31 Dec 2004	31 March 2004
ASSETS			
Non-current assets			
Property, plant, and equipment	84,468	83,054	81,054
Goodwill	20,437	20,437	22,118
Other intangible assets	3,924	4,120	1,343
Investments	7,383	6,805	5,873
Other non-current assets	4,555	4,050	4,576
Deferred tax	7,282	5,493	3,018
	128,049	**123,959**	**117,982**
Current assets			
Inventories	97,434	85,428	72,920
Receivables and other current assets	102,777	93,982	92,943
Cash and cash equivalents	8,085	8,205	6,980
	208,296	**187,615**	**172,843**
Total assets	**336,345**	**311,574**	**290,825**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	81,355	62,172	62,199
Valuation reserves for financial instruments	547	1,298	487
Foreign currency translation reserve	(5,105)	(3,945)	(3,561)
Minority interests	3,632	–	–
Consolidated net profit for the period	12,920	27,362	3,546
	165,674	**159,212**	**134,996**
Minority interests	–	3,036	2,135
Non-current liabilities			
Non-current financial liabilities	24,476	14,725	19,112
Non-current provisions	12,729	12,219	12,680
Deferred tax	1,585	916	369
Other non-current liabilities	4,641	5,269	5,282
	43,431	**33,129**	**37,443**
Current liabilities			
Current financial liabilities	14,289	24,267	28,893
Current provisions	34,935	29,925	24,568
Other current liabilities	78,016	62,005	62,790
	127,240	**116,197**	**116,251**
Total equity and liabilities	**336,345**	**311,574**	**290,825**

Segment revenue was increased by 45.1 percent, from EUR 59.8m to EUR 86.8m. In the first quarter of 2005 EBIT rose to EUR 19.6m, almost triple the value of EUR 6.9m reached in the same quarter in 2004. The EBIT margin rose to 22.6 percent.

However, specific shortages in the availability of materials and current capacity utilization set limits on further growth of this magnitude.

The increase compared to the previous-year period, which was also strongly marked by the reduction of production capacity as a result of ERP restructuring measures, is thus expected to level off in the months ahead.

The Hydraulic Systems and Services segment comprises the Palift, Palgate, Crayler, Railway, Mobiler and Bison product divisions, as well as Services. Costs incurred due to restructuring measures at the Guima subsidiary (Palift) and the effects of the acquisition and integration of Bison are putting a strain on the results of this segment, which was marked by a setback in earnings compared to the previous quarters despite increased revenue.

However, these **strategic costs** are the foundation for future successful development and corresponding results. While first results at Palift are expected to come to fruition in the months ahead, the Bison product area is still in the process of development until the end of the year.

The Palift division recorded excellent order intake in the first quarter. Safeguarding of planned relocations and series launches of new products necessitated incremental expenditure and longer delivery times.

In the Palgate division, Palfinger signed an exclusive contract with the leading British manufacturer Ratcliff for the supply of Tukaway tailgates.

The Crayler division recorded first big-ticket contracts in North America. To increase competitive ability, additional focus is being placed on cost reductions and sourcing activities in the US region.

The Railway division was marked by significant improvements in revenue and earnings. The current focus of activities is on securing planned capacity utilization for the second half of the year.

The integration of Bison was successfully continued during the first quarter. The assembly of aerial work platforms was bundled in Löbau and the new product range introduced at Palfinger dealerships.

In line with product sales, development of spare parts sales was positive. In Services, process flows are being introduced in the areas on an ongoing basis, thus expanding Palfinger's position as the industry's service champion.

Compared to the same previous-year period, revenue in this segment increased by 31.4 percent from EUR 26.6m to EUR 34.9m. Because of the developments outlined above, EBIT was set back to EUR –2.4m.

Outlook

Based on the outstanding results of the first quarter and the high order backlog, Management anticipates further increases in revenue and earnings in the second quarter.

From today's point of view, Management expects double-digit growth rates in revenue and earnings for the 2005 financial year depending on the development of the materials sector, capacity expansions, and potential development of hydraulic systems.

Further key issues of the past months included optimization of global sourcing and first steps towards the establishment of the Area Asia.

Management presented the company at international investor conferences and road shows in the past months. From EUR 42.10 at the end of 2004, the price of the Palfinger share rose to EUR 43.92 as at 31 March 2005. Since the end of March, the share has also been available in the USA as Level 1 ADR.

A dividend of EUR 1.10 (2004: EUR 0.60) was approved at the Annual General Meeting on 13 April 2005. This represents a dividend yield of 3.8 percent (2004: 3.5 percent) using the average share price for 2004. Hubert Palfinger junior was unanimously appointed to the Supervisory Board.

Performance by region

In the segment Europe and the Rest of the World the positive trend of the past quarters continued. Over-proportionate increases, especially in the order intake for cranes in Australia, France, Ireland, Italy, and Spain were in line with positive market developments. Revenue in France nearly doubled. Performance in Germany remained weak, as in the last two quarters of 2004, though revenue still improved in comparison to the excellent result of the first quarter of 2004 thanks to order intake of the previous year. Above-average revenue increases in Austria and Great Britain in the first three months were also the result of high order intake in 2004.

Compared to the previous-year period, revenue in this segment rose by 44.2 percent, from EUR 75.8m to EUR 109.3m. The over-proportionate increase in the result from EUR 6.0m to EUR 17.5m is not only due to the weak performance in the same period in 2004 but also reflects the outstanding development of the cranes segment and capacity utilization of production and assembly plants.

In the segment North and South America revenue increased by 17.4 percent from EUR 10.6m to EUR 12.5m, mainly as a result of revenue growth in South America.

In South America the increase in revenue due to high order intake and the increase in value of the Brazilian real led to a significant improvement in performance.

In North America Palfinger was represented at the Conexpo trade show and the dealers' conference to further drive the brand in the area, though outstanding order intake has not translated into corresponding revenue increases so far. The main reason is longer delivery times for cranes and components because of high capacity utilization in European production plants. At the same time, European producer prices, which are increasing as a result of further dollar devaluation, could only partially be passed on to the market. These conditions together with increased market cultivation activities in the Cranes, Crayler, and Palift divisions led to a negative result for this area in the first quarter.

In the first quarter of 2005, profit from operations in the segment North and South America is negative at EUR –0.3m after EUR 0.02m in the same period in 2004.

Performance by product group

In the reporting quarter, developments in the Cranes segment were positively affected by a shift in demand towards high-performance cranes and high-grade fittings.

Order intake for knuckle-boom cranes and at Epsilon rose compared to the first quarter of the previous year. Positive is the fact that countries outside the main sales markets showed higher percentage increases than the established markets, especially in Eastern Europe where revenue increased by more than 70 percent. In the first quarter, Epsilon once again set new industry standards with product innovations in the forestry cranes sector.

Income statement for the period ended 31 March 2005

EUR '000	Jan – March 2005	Jan – March 2004
Revenue	**121,736**	**86,391**
Changes in inventories	7,688	9,826
Own work capitalized	57	10
Other operating income	1,927	2,948
Materials and services	(71,139)	(51,708)
Staff costs	(26,277)	(23,053)
Goodwill amortization expense	0	(605)
Depreciation and amortization expense	(2,515)	(2,196)
Other operating expenses	(14,286)	(15,557)
Profit from operations (EBIT)	**17,191**	**6,056**
Income from investments	577	361
Interest and other financial expenses	(650)	(886)
Net finance cost	**(73)**	**(525)**
Profit before tax	**17,118**	**5,531**
Income tax expense	(3,597)	(1,735)
Profit after tax	**13,521**	**3,796**
Minority interests	(601)	(250)
Consolidated net profit for the period	**12,920**	**3,546**

EUR		
Earnings per share[1]	1.47	0.40
Average number of shares in issue[1]	8,808,321	8,808,321

1 There were no outstanding issues of convertible bonds as of 31 March 2005; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR '000	Jan – March 2005	Jan – March 2004
Profit before tax	17,118	5,531
Cash flows from operating activities	4,436	(2,328)
Cash flows from investing activities	(4,437)	(3,029)
Cash flows from financing activities	(119)	4,102
Total cash flows	**(120)**	**(1,255)**
Changes in funds		
Cash and cash equivalents at beginning of the period	8,205	8,235
Cash and cash equivalents at end of the period	8,085	6,980
	(120)	**(1,255)**
Free cash flow	**1,872**	**(4,790)**

Statement of changes in equity

EUR '000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign-currency translation reserve	Consoli-dated net profit for the period	Minority interests	Total
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,863)**	**13,182**	**0**	**128,768**
Dividends 2002	0	0	0	0	0	(5,285)	0	(5,285)
Profit carry forward from 2002	0	0	7,897	0	0	(7,897)	0	0
Share repurchase	0	0	(2,647)	0	0	0	0	(2,647)
Profit after tax 2003	0	0	0	0	0	15,283	677	15,960
Earnings-neutral value changes in financial instruments	0	0	0	965	0	0	0	965
Other changes in equity	0	0	(197)	0	286	0	(677)	(588)
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**
Dividends 2003	0	0	0	0	0	(5,285)	0	(5,285)
Profit carry forward from 2003	0	0	9,998	0	0	(9,998)	0	0
Profit after tax 2004	0	0	0	0	0	27,362	1,504	28,866
Earnings-neutral value changes in financial instruments	0	0	0	333	0	0	0	333
Other changes in equity	0	0	(3)	0	(369)	0	(1,504)	(1,876)
At 31 Dec 2004	**18,568**	**53,757**	**62,172**	**1,298**	**(3,945)**	**27,362**	**0**	**159,212**
At 31 Dec 2004[1]	**18,568**	**53,757**	**62,172**	**1,298**	**(3,945)**	**27,362**	**3,036**	**162,248**
Dividends 2004	0	0	0	0	0	(9,689)	0	(9,689)
Profit carry forward from 2004	0	0	17,673	0	0	(17,673)	0	0
Profit after tax Q1 2005	0	0	0	0	0	12,920	601	13,521
Earnings-neutral value changes in financial instruments	0	0	0	(751)	0	0	0	(751)
Other changes in equity	0	0	1,510	0	(1,160)	0	(5)	345
At 31 March 2005	**18,568**	**53,757**	**81,355**	**547**	**(5,105)**	**12,920**	**3,632**	**165,674**

1 Minority interests are included in Capital and reserves from 1 January 2005.

Thanks to excellent order intake, order backlog increased during the reporting period, especially in the Cranes, Palift, and Crayler divisions. Because of this increase, which was also effected by the integration of Bison components, some plants reached capacity limits, which will be rectified through investments in expansion, especially in steel construction.

Strong demand for high-performance cranes led to additional supply bottlenecks and longer delivery times for some crane models. Because of the lead times necessary for introduced measures to take effect, delivery times are not expected to conform to the principles formulated in RAP ("Rapid Process") until the fourth quarter of 2005.

In line with the increase in EBIT and improved net finance cost, profit before tax increased to EUR 17.1m from EUR 5.5m in the previous-year period, and consolidated net profit reached the record level of EUR 12.9m after EUR 3.5m in the same period in 2004.

Consolidated net profit (EUR m)


Q1 03
Q1 04
Q1 05
0
5
10
15

New provision according to IFRS

According to a new provision pursuant to IFRS (1.68) minority interests are to be included in capital and reserves from 1 January 2005. In line with this provision minority interests are now included in capital and reserves and previous years' figures have been adjusted accordingly. As a result the absolute change in capital and reserves also affects the basis for the calculation of performance ratios (i.e. gearing ratio).

Group assets, finances, and earnings

In line with increases in revenue and production, active working capital rose to EUR 200.2m (03/2004: EUR 165.8m), while at the same time passive working capital increased to EUR 131.9m (03/2004: EUR 105.7m). Despite the revenue increase of 40.9 percent in the first quarter, net working capital only rose by 13.7 percent compared to the previous-year value to EUR 68.3m as of 31 March 2005. Non-current assets at EUR 128.0m remained almost the same as the year-end value of 2004 (EUR 124.0m).

Investment in property, plant, and equipment amounted to EUR 3.3m and was mostly made up of investments made as part of the Location Optimization Program, rationalization measures, and to increase capacities. The development of capital employed, at EUR 193.9m (+10.2 percent on previous year), was thus highly positive in relation to revenue development (+40.9 percent on previous year).

Operative cash flows in the reporting period were at EUR 4.4m from EUR –2.3m in the same period of the year before. Free cash flow was at EUR 1.9m after –4.7m in the first quarter of 2004. The gearing ratio reached a new record low of 16.5 percent (03/2004: 27.7 percent; 12/2004: 16.6 percent). The equity ratio at 49.3 percent remains at a high level despite the increase of active working capital. Both performance ratios in conjunction with cash flow prove that Palfinger is able to finance over-proportionate growth under its own steam.

Other events

One of the central areas of activity in the first quarter was the integration of Bison and the associated consolidation of aerial work platform assembly in Löbau. Initial synergies have already been realized in purchasing and distribution.

Quarterly report for the period ended 31 March 2005

Economic background
The first months of the 2005 financial year were marked by a deceleration in global economic activity, though the individual growth trends of the previous quarters continued. China still boasts the highest economic growth rate, followed by Latin America and the USA with growth rates similar to each other. Economic development in the euro zone remained moderate and clearly behind growth in the new EU member states in Eastern Europe.

In the first quarter of 2005 the US dollar gained ground against the euro following peak levels at the end of 2004, however, another decline is anticipated. Compared to the first quarter of 2004 the US dollar lost 6 percent, while both the Canadian dollar and the Brazilian real gained 2 percent and 4 percent respectively against the euro.

For the second quarter decreased growth is projected for the United States economy, and momentum also remains restrained in the euro zone. A number of early indicators forecast acceleration from the middle of the year.

Group performance
In the first quarter of 2005 revenue and earnings rose to the highest levels in Palfinger's corporate history. This outstanding development was the result of favorable market conditions and the Global Palfinger Structure as well as structural improvement projects with long-term effects at Palfinger. Area Europe and the Cranes product group, which is marked by a tendency towards higher performance groups and high-grade fittings, contributed most of the growth.

In the first quarter revenue increased by 40.9 percent from EUR 86.4m to EUR 121.7m. Compared to the same period of the year before, profit from operations (EBIT) almost tripled and stood at EUR 17.2m after EUR 6.1m. EBIT has thus already reached the level of the first half of 2004. The EBIT margin doubled to 14.1 percent, compared to 7.0 percent recorded in the first quarter of 2004.

Revenue (EUR m)


Q1 03
Q1 04
Q1 05
0
50
100
150

EBIT (EUR m)


Q1 03
Q1 04
Q1 05
0
10
20

Compared to the same period in 2004 the first quarter of 2005 was marked by increased revenue in all regional areas and product areas. However, revenue development in the first quarter of 2004 had been affected by expansive ERP restructuring measures and resultant temporary capacity adjustments in production.

The strategic projects implemented in 2004, especially the relocation of cylinder production to Tenevo, Bulgaria, are positively reflected in the results. The integration of Bison, the relocation of Guima components to Bulgaria, and market development projects in North and South America and Asia progressed as planned, thus securing future growth.

Segment reporting

Share price (indexed)


200
180
160
140
120
100
80
2/1/2005
22/4/2005
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Shareholder information

2005 Financial calendar